UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: August 2026

Commission File Number: 001-41817

VS MEDIA Holdings Ltd

(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 3, 2026, VS MEDIA Holdings Limited (the “Company”) entered into eight separate unsecured loan agreements (collectively, the “Loan Agreements”) with individual lenders (each, a “Lender”) for an aggregate principal amount of S$1,047,000 (One Million Forty-Seven Thousand), or approximately US$830,952 (Eight Hundred Thirty Thousand Nine Hundred Fifty-Two).

Each of the Loan Agreements provides for a term of six (6) months commencing from the date of disbursement. Interest accrues at the rate of ten percent (10%) per annum, calculated on a simple interest basis on the basis of the actual number of days elapsed over a 365-day year. Each Lender shall disburse the loan proceeds within forty-five (45) calendar days from the date of execution of the respective Loan Agreement to Aurenza Living Private Limited, a Singapore private limited company, a subsidiary of the Company that acts solely as a designated receiving agent on behalf of the Company. The proceeds shall be used for working capital, business development, and other lawful corporate purposes of the Company.

The Loan Agreements are unsecured obligations of the Company, and no guarantees have been provided by any subsidiary, shareholder, director, officer, or affiliate of the Company in connection therewith. The Company may prepay all or any portion of the outstanding principal at any time without penalty, provided that all accrued and unpaid interest on the amount prepaid shall also be paid. The parties may separately agree in writing to satisfy or discharge all or any part of the outstanding amounts by alternative settlement arrangements, including non-cash settlement. Neither party may assign any material right or obligation under the Loan Agreements to any third party without the prior written consent of the other party. An event of default shall occur if the Company fails to pay any principal or interest when due and such failure continues for five (5) business days after the Company’s receipt of written notice thereof from the applicable Lender, whereupon such Lender may, by written notice to the Company, declare all outstanding principal and accrued and unpaid interest to be immediately due and payable. Each of the Loan Agreements is governed by and construed in accordance with the laws of Singapore, and the parties have agreed that the courts of Singapore shall have exclusive jurisdiction over any disputes arising out of or in connection therewith.

The form of the Loan Agreement is filed as Exhibit 10.1 to this Report on Form 6-K. The foregoing description of the Loan Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of such exhibit, which is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File 333-297756) and Form S-8 (File Nos. 333-276310 and 333-292063) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Form of the Loan Agreement between the lender and VS MEDIA Holdings Limited dated August 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VS MEDIA HOLDINGS LIMITED
(Registrant)

Date: September 11, 2026		/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer